SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                --------------

                                   FORM 6-K

                                --------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 19, 2005



                                 CNOOC Limited
                (Translation of registrant's name into English)
            -------------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

            -------------------------------------------------------



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                 Form 20-F      X              Form 40-F
                              ---------                     ----------


 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
          Commission pursuant to Rule 12g3-2(b) under the Securities
                            Exchange Act of 1934.)



                    Yes                            No         X
                              ---------                     ----------


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

      Corporate Release In Relation To The Proposed Amendment To Existing Non-Compete Undertaking Pursuant To The Supplemental Agreement Entered Into
       Between CNOOC Limited And China National Offshore Oil Corporation

(Hong Kong, December 16, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") In relation to the supplemental agreement entered into between the Company and China National Offshore Oil Corporation ("CNOOC") for the proposed amendment to existing non-compete undertaking, there have been certain reports and commentaries in the media. The Company hereby issues the following corporate release:

1. The Company has noted a number of press articles and commentaries regarding the proposed amendment to the existing non-compete undertaking granted by CNOOC, the Company's parent, contained in the Company's circular to its shareholders of 10 December 2005. Some of these articles and commentaries do not describe accurately the arrangements referred to in the circular relating to the proposed amendment to existing non-compete undertaking given by CNOOC. We would like to clarify that the relevant non-compete undertaking (following amendment) provides that CNOOC will, with the Company's consent, be able to engage in oil and natural gas exploration, development, production and sales in or outside the PRC but not in respect of PRC offshore oil and natural gas.

2. Accordingly, the Company's exclusive right to exercise all of CNOOC's commercial and operational rights relating to the exploration, development, production and sales of PRC offshore oil and natural gas remains unaffected by the proposed amendment to existing non-compete undertaking.

3. The amendment to existing non-compete undertaking is to allow CNOOC to engage in certain upstream business provided that prior written consent of the Company is obtained. CNOOC will be able to engage in projects in which the Company is unable or not willing to be engaged, such as inter-governmental projects and projects involving high risks etc., so as to increase our flexibility in developing the upstream business and to reduce the potential risks to the Company, which should be beneficial to the Company and its shareholders, particularly minority shareholders.

4. CNOOC must obtain the written consent of the Board of the Company (the "Board") before engaging in any upstream project. The Board, in considering whether to grant its consent, will be obliged to act in the best interest of the Company and its shareholders as a whole.

5. The Company may, at any time and where it considers appropriate, acquire the upstream assets (E&P business) of CNOOC in order to participate in any favourable development opportunities, which ensures the interest of the Company is protected effectively.


End

Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group" ) - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Company owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

As at 31 December, the Group had 2,524 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail:  xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CNOOC Limited


                                        By: /s/ Cao Yunshi
                                            -----------------------------
                                            Name:   Cao Yunshi
                                            Title:  Company Secretary

Dated: December 19, 2005